United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 000-31989	CUSIP Number 211919105
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		January 31, 2010
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Convera Corporation
Full Name of Registrant

Former Name if Applicable
1919 Gallows Road, Suite 1050
Address of Principal Executive Office (Street and Number)
Vienna, VA 22182
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As of the date of this filing, Convera Corporation (the “Company”) is in the latter stages of finalizing its financial statements and required disclosures for inclusion in its Form 10-K for the fiscal year ended January 31, 2010. The Company’s preparation of its Form 10-K has been impacted by internal resources as a result of the dissolution of the Company, as disclosed in a Current Report on Form 8-K filed on February 11, 2010.
Based on the amount of work remaining to be completed, the Company does not expect to be able to complete such financial statements and disclosures within the 90-day period specified for filing its Form 10-K without unreasonable effort or expense. As a result, the Company is seeking the extension provided by filing this Form 12b-25 in order to allow the Company to complete its final statements and disclosures. The Company expects that it will be able to complete the remaining work described above in time for the Company to file its Form 10-K for the year ended January 31, 2010 prior to the reporting deadline provided by such extension.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Matthew G. Jones	703	761-3700
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  On January 29, 2010, the Board of Directors of Convera Corporation (the “Company”) authorized the Company to file a Certificate of Dissolution with the Secretary of State of the State of Delaware according to a Plan of Dissolution approved by the Company’s stockholders. The Company filed the Certificate of Dissolution on February 8, 2010. With the board authorization of the dissolution filing, the Company adopted a liquidation basis of accounting effective as of the close of business on January 29, 2010. Under the liquidation basis of accounting, assets are stated at their estimated net realizable value and liabilities are stated at their estimated settlement amounts, which estimates will be periodically reviewed and adjusted as appropriate. A Statement of Net Assets in Liquidation and a Statement of Changes in Net Assets in Liquidation are the principal financial statements to be presented under the liquidation basis of accounting. We are in the process of finalizing our projections of operating expenses and liquidation costs as of January 31, 2010 as well as estimating the net realizable value of the Company’s net assets in liquidation.

  The Company's financial statements on Form 10-K for the periods prior to the date the Company switched to liquidation basis of accounting will be presented on a going concern basis of accounting. These financial statements will reflect the historical basis of assets and liabilities and the historical results of operations related to the Company’s assets and liabilities for the period from February 1, 2009 to January 29, 2010 and the fiscal years ended January 31, 2009 and 2008. References to “fiscal year 2010” or “fiscal 2010” refer to the period from February 1, 2009 to January 29, 2010.

  Revenue for fiscal year 2010 decreased by $0.5 million or 40% to $0.8 million from $1.3 million for the year ended January 31, 2009. This decrease is due to an overall decrease in the number of customers served by the Company and the vertical search sites in production generating revenue. During fiscal year 2010 there were 16 sites in production generating revenue, compared to 22 revenue generating sites in fiscal year 2009.

  Expenses for fiscal year 2010 were $11.3 million as compared to $25.2 million for the fiscal year ended January 31, 2009, a decrease of $13.9 million or 55%. The main components of this expense decrease include a $7.8 million decrease in personnel-related expenses due to reductions in headcount resulting from the restructuring actions undertaken in late fiscal 2009; a $2.0 million decrease in depreciation expense due the write down of hosting equipment in the impairment charges recorded in fiscal 2009; and a $3.1 million decrease in impairment charges due to the Company’s recording of the $3.1 million impairment charge in fiscal 2009. No such impairment charges were recorded in fiscal 2010.

  The Company recorded a $2.0 million charge to write off the cumulative translation adjustment in connection with the substantial liquidation of the Company’s subsidiaries in the UK and Canada during the fourth quarter of fiscal 2010.

  The net loss for fiscal 2010 was $12.4 million or $(0.23) per common share, compared to a net loss of $22.6 million or $(0.42) per common share in fiscal year 2009.

  This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including the Company’s expected results of operations for the fiscal 2010 and that the Company will file its Form 10-K prior to the reporting deadline as extended by this filing. Investors are cautioned that forward-looking statements are inherently uncertain, including uncertainties related to the completion of the Company’s financial statements and assessment of its internal control over financial reporting. Certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested are set forth in the Company’s filings with the SEC and the Company's public announcements, copies of which are available from the SEC or from the Company upon request.

Convera Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	05-03-2010	By /s/	Matthew G. Jones	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).